Exhibit 99.1

GA MEE GLOBAL LIMITED (72357475)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2025, 31 DECEMBER 2024 AND 31 DECEMBER 2023

GA MEE GLOBAL LIMITED

GA MEE GLOBAL LIMITED

STATEMENT BY DIRECTORS

The Directors of Ga Mee Global Limited state that, in their opinion, the accompanying financial statements are drawn up in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, so as to give a true and fair view of the financial position of the Company as at 31 December 2025, 31 December 2024 and 31 December 2023 and of the financial performance and the cash flows of the Company for the years ended on those dates.

The Board of Directors has, on the date of this statement, authorised these financial statements for issue

/s/ Yusuf Mohammedi Goolamabbas

Yusuf Mohammedi Goolamabbas
15 May 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDER AND THE BOARD OF DIRECTORS OF

GA MEE GLOBAL LIMITED (72357475)

(Incorporated in Hong Kong with limited liability)

Opinion on the Financial Statements

We have audited the accompanying financial statements of Ga Mee Global Limited, which comprises the statement of financial position of the Company as of 31 December 2025, 31 December 2024 and 31 December 2023, the statement of profit and loss and other comprehensive income, statement of changes in equity and statement of cash flows, for the years ended 31 December 2025, 31 December 2024 and 31 December 2023, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2025, 31 December 2024 and 31 December 2023, and the results of its operations and its cash flows for the years ended 31 December 2025, 31 December 2024 and 31 December 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred a net loss, had a capital deficiency and net current liabilities, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDER AND THE BOARD OF DIRECTORS OF

GA MEE GLOBAL LIMITED (72357475)

(Incorporated in Hong Kong with limited liability)

Basis for Opinion (Cont’d)

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MORISON LC PLT

MORISON LC PLT

Firm Number: 202206000028 (LLP0032572-LCA)

Chartered Accountants

KUALA LUMPUR, MALAYSIA
15 May 2026

We have served as the Company’s auditor since 17 April 2026

GA MEE GLOBAL LIMITED

STATEMENT OF FINANCIAL POSITION

ASSETS	Note	31 December 2025 USD	31 December 2024 USD	31 December 2023 USD
Non-current asset
Intangible asset	5	2,704,992	2,704,992	2,704,992

Current assets
Amount due from a related company	9	-	26,171	15,000
Trade receivables	6	11,920	124,817	3,695
Other receivables	7	-	3,311,851	3,311,851
Cash and bank balances	8	165,525	127,424	27,669
		177,445	3,590,263	3,358,215
Total assets		2,882,437	6,295,255	6,063,207

EQUITY
Share capital		13	13	13
Accumulated losses		(6,267,078)	(4,589,495)	(4,149,338)
Total equity		(6,267,065)	(4,589,482)	(4,149,325)

GA MEE GLOBAL LIMITED

STATEMENT OF FINANCIAL POSITION (cont’d)

LIABILITIES	Note	31 December 2025 USD	31 December 2024 USD	31 December 2023 USD
Non-current liability
Amount due to a related company	9	-	2,863,846	2,823,271

Current liabilities
Amount due to immediate holding company	9	5,793,652	7,974,475	7,078,100
Amount due to a related company	9	3,286,964	21,971	290,941
Other payables and accruals		68,886	24,445	20,220
		9,149,502	8,020,891	7,389,261
Total liabilities		9,149,502	10,884,737	10,212,532

Total equity and liabilities		2,882,437	6,295,255	6,063,207

The accompanying notes are an integral part of the financial statements.

GA MEE GLOBAL LIMITED

STATEMENT OF PROFIT AND LOSS AND OTHER COMPREHENSIVE INCOME

	Note	31 December 2025 USD	31 December 2024 USD	31 December 2023 USD
Revenue	10	3,195,139	3,183,020	1,816,603
Cost of sales		(1,056,795)	(423,423)	(497,508)

Gross profit		2,138,344	2,759,597	1,319,095
Other income	11	29,105	63,334	35,523
Net changes on impairment on financial assets		(77,138)	-	-
Administrative expenses		(3,727,319)	(3,222,513)	(3,374,201)
Finance costs	13	(40,575)	(40,575)	(40,575)

Loss before taxation		(1,677,583)	(440,157)	(2,060,158)
Taxation	14	-	-	-
Loss after tax, representing total comprehensive loss		(1,677,583)	(440,157)	(2,060,158)

The accompanying notes are an integral part of the financial statements.

GA MEE GLOBAL LIMITED

STATEMENT OF CHANGES IN EQUITY

	Number of shares Unit	Share capital USD	Accumulated losses USD	Total USD
As at 1 January 2023	100	13	(2,089,180)	(2,089,167)
Net loss for the financial year, representing total comprehensive loss for the financial year	-	-	(2,060,158)	(2,060,158)
As at 31 December 2023	100	13	(4,149,338)	(4,149,325)

As at 1 January 2024	100	13	(4,149,338)	(4,149,325)
Net loss for the financial year, representing total comprehensive loss for the financial year	-	-	(440,157)	(440,157)
As at 31 December 2024	100	13	(4,589,495)	(4,589,482)

As at 1 January 2025	100	13	(4,589,495)	(4,589,482)
Net loss for the financial year, representing total comprehensive loss for the financial year	-	-	(1,677,583)	(1,677,583)

As at 31 December 2025	100	13	(6,267,078)	(6,267,065)

GA MEE GLOBAL LIMITED
STATEMENT OF CASH FLOWS

Cash flows from operating activities	Note	31 December 2025 USD	31 December 2024 USD	31 December 2023 USD
Loss before taxation		(1,677,583)	(440,157)	(2,060,158)
Adjustments for:
Finance costs	13	40,575	40,575	40,575
Impairment loss on trade receivables	6	77,138	-	-
Interest income	11	(73)	(63)	(70)
Operating loss before working capital changes		(1,559,943)	(399,645)	(2,019,653)
Decrease/(Increase) in trade receivables		35,759	(121,122)	(3,695)
Decrease/(Increase) in other receivables		3,311,851	-	(303,286)
Decrease/(Increase) in amount due from a related company		26,171	(11,171)	(15,000)
Increase in other payables and accruals		44,441	4,225	20,220
(Decrease)/Increase in amount due to immediate holding company		(2,180,823)	896,375	2,213,177
Increase/(Decrease) in amount due to a related company		360,572	(268,970)	123,931
Cash generated from operating activities		38,028	99,692	15,694
Interest received		73	63	70

Net cash from operating activities		38,101	99,7.5.5	15,764

Net increase in cash and cash equivalents		38,101	99,755	15,764
Cash and cash equivalents at the beginning of the financial year		127,424	27,669	11,905
Cash and cash equivalents at the end of the financial year		165,525	127,424	27,669

The accompanying notes are an integral part of the financial statements.

GA MEE GLOBAL LIMITED (72357475)

Note 1. Corporate Information

General information

Ga Mee Global Limited is a limited liability company incorporated in Hong Kong. Its registered office is located at 28/F, Landmark South, 39 Yip Kan Street, Wong Chuk Hang, Hong Kong.

The principal activities of the company were the provision of advertisement in games.

The financial results, position, performance, and cash flows for the years ended 31 December 2025, 31 December 2024 and 31 December 2023 of the Company were authorised for issue by the Board of Directors on the date of the Statement by Directors.

Note 2: Basis of Presentation

Statement of Compliance

The financial statements for the years ended 31 December 2025, 31 December 2024 and 31 December 2023 of the Company have been prepared in accordance with International Accounting Standards (“IAS”) and International Financial Reporting Standards (“IFRS”) issued by International Accounting Standards Board (“IASB”).

The financial statements have been prepared under the historical cost convention, unless otherwise indicated in the significant policies below.

Adoption of new and amended statements

The Company has adopted all the new, revised IAS, IFRS and interpretations and amendments to IAS, IFRS issued by the IASB that are mandatory for financial year beginning on 1 January 2025.

Annual periods beginning on or after 1 January 2025

Amendments to IAS 21, “Lack of Exchangeability”

Note 2: Basis of Presentation (cont’d)

Standards issued but not yet effective

The following are accounting standards, amendments and interpretations of the IFRS framework that have been issued by the International Accounting Standards Board (“IASB”) but have not been adopted by the Group:

Annual periods beginning on/after 1 January 2026

Amendments to IFRS 7 and 9, “Classification and Measurement of Financial

Instruments” Amendments to IFRS 7 and 9, “Contracts Referencing Nature-dependent

Electricity”Annual Improvements to IFRS Accounting Standards—Volume 11

Annual periods beginning on/after 1 January 2027

IFRS 18, “Presentation in Financial Statements” (Original Issue)

IFRS 19, “Subsidiaries without Public Accountability: Disclosures”

Amendments to IFRS 19, “Subsidiaries without Public Accountability: Disclosures”

Amendments to IAS 21, “Translation to a Hyperinflationary Presentation Currency”

Effective date yet to be determined

Amendments to IFRS 10, “Consolidated Financial Statements” and IAS 28, “Investments in Associates and Joint Ventures” (Sale or Contribution of Assets between an Investor and its Associate or Joint Venture)

The Company intends to adopt the above new and amendments to IAS, IFRSs when they become effective.

The adoption of these new and amendments to IAS, IFRS pronouncements did not result in significant changes to the Group’s accounting policies and has no material effect on the amounts or the disclosures reported for the current or prior reporting periods.

Functional and presentation currency

The financial statements of the Company are presented in United States Dollars (“USD”) which is also the Company’s functional currency. All financial information presented in USD has been rounded to the nearest USD, unless otherwise stated.

Note 2: Basis of Presentation (cont’d)

Going concern assumption

As of 31 December 2025, the Company incurred a net loss of USD1,677,583 (2024: USD440,157; 2023: USD2,060,158) and, as of 31 December 2025, the Company has a capital deficiency USD6,267,065 (2024: USD4,589,482; 2023: USD4,149,325) and net current liabilities of USD8,972,057 (2024: USD4,430,628; 2023: USD4,031,046) as a result of losses incurred in the current and previous financial year. However, the financial statements of the Company have been prepared on the basis of accounting principles applicable to a going-concern. This going concern basis presumes that the Company will be able to operate profitably in the foreseeable future and financial support from the shareholder will continue to be made available to the Company and, consequently, the realisation of assets and the settlement of liabilities will occur in the ordinary course of business.

Note 3. Summary of Material Accounting Policies

The Company applies the material accounting policies set out below, consistently throughout all periods presented in the financial statements unless otherwise stated.

(a)       Intangible assets

Intangible assets acquired are measured initially at cost. Following initial acquisition, intangible asset is measured at cost less any accumulated impairment losses.

Intangible asset is tested for impairment annually, irrespective of whether there is any indication of impairment. The useful life of intangible asset is reviewed annually to determine whether the useful life assessment continues to be supportable. If not, the change in useful life from indefmite to finite is made on a prospective basis.

Intangible asset is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. The difference between the net disposal proceeds, if any and the net carrying amounts is recognised in the profit or loss in the year the asset is derecognised.

Note 3. Summary of Material Accounting Policies (cont’d)

(b)       Financial instruments

Financial assets and financial liabilities are recognised in the the Company’s statement of financial position when the Company become a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

(c)        Financial assets

All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

All recognised financial assets are measured subsequently in their entirety at either amortised cost or fair value, depending on the classification of the financial assets.

Classification of financial assets

Debt instruments that meet the following conditions are measured subsequently at amortised cost:

•                 the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•                 the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Debt instruments that meet the following conditions are measured subsequently at fair value through other comprehensive income (“FVTOCI”):

•                 the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and

•                 the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount.

Note 3. Summary of Material Accounting Policies (cont’d)

(c)       Financial assets (cont’d)

Classification of financial assets (cont’d)

By default, all other financial assets are measured subsequently at fair value through profit or loss (“FVTPL”).

Despite the foregoing, the Company may make the following irrevocable election/designation at initial recognition of a financial asset:

•         the Company may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if certain criteria are met; and

•          the Company may irrevocably designate a debt instrument that meets the amortised cost or FVTOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

Amortised cost and effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period.

For financial assets other than purchased or originated credit impaired financial assets (i.e. assets that are credit impaired on initial recognition), the effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition. For purchased or originated credit impaired financial assets, a credit adjusted effective interest rate is calculated by discounting the estimated future cash flows, including expected credit losses, to the amortised cost of the debt instrument on initial recognition.

The amortised cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. The gross carrying amount of a financial asset is the amortised cost of a financial asset before adjusting for any loss allowance.

Note 3. Summary of Material Accounting Policies (cont’d)

(c)       Financial assets (cont’d)

Interest income is recognised using the effective interest method for debt instruments measured subsequently at amortised cost and at FVTOCI. For financial assets other than purchased or originated credit impaired financial assets, interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit impaired. For financial assets that have subsequently become credit impaired, interest income is recognised by applying the effective interest rate to the amortised cost of the financial asset. If, in subsequent reporting periods, the credit risk on the credit impaired financial instrument improves so that the financial asset is no longer credit impaired, interest income is recognised by applying the effective interest rate to the gross carrying amount of the financial asset.

For purchased or originated credit impaired financial assets, the Company recognise interest income by applying the credit adjusted effective interest rate to the amortised cost of the financial asset from initial recognition. The calculation does not revert to the gross basis even if the credit risk of the financial asset subsequently improves so that the financial asset is no longer credit impaired.

(d)        Financial liabilities

All financial liabilities are measured subsequently at amortised cost using the effective interest method.

Amortised cost

Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held for trading, or (iii) designated as at FVTPL, are measured subsequently at amortised cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortised cost of a financial liability.

Note 3. Summary of Material Accounting Policies (cont’d)

(e)       Impairment of financial assets

The Company recognised an allowance for expected credit losses (“ECL”) for all debt instruments not held at FVTPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL”). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (“a lifetime ECL”).

(f)       Impairment of non-financial assets

Assets that have an indefinite useful life, such as goodwill or intangible assets not ready to use, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation and depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit.

An impairment loss is recognised if the carrying amount of an asset or its related cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss unless it reverses a previous revaluation in which it is charged to the revaluation surplus.

Impairment losses recognised in prior periods are assessed at the end of each reporting period for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount since the last impairment loss was recognised. An impairment loss is reversed only to the extent that the asset’s carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Reversals of impairment losses are credited to profit or loss in the financial year in which the reversals are recognised.

Note 3. Summary of Material Accounting Policies (coned)

(g)      Cash and cash equivalents

Cash and cash equivalents comprise cash at bank which are subject to an insignificant risk of changes in value. For the purpose of the statement of cash flows, cash and cash equivalents are presented net of bank overdrafts and pledged deposits, if any.

(h)      Share capital

Ordinary shares are classified as equity. Other shares are classified as equity and/or liability according to the economic substance of the particular instrument. The transaction costs of an equity transaction are accounted for as a deduction from equity, net of tax. Equity transaction costs comprise only those incremental external costs directly attributable to the equity transaction which would otherwise have been avoided.

(i)        Revenue recognition

(i)       Revenue from contracts with customers

Revenue is recognised when the Company satisfied a performance obligation (“PO”) by transferring a promised good or services to the customer, which is when the customer obtains control of the good or service. A PO may be satisfied at a point in time or over time. The amount of revenue recognised is the amount allocated to the satisfied PO.

Revenue is recognised based on the price specified in the contract net of the rebates, discounts and taxes. Payment of the transaction price is due immediately at the point the customer purchases the goods.

The Company recognises revenue from the following sources:

Advertising income

The Company has contracts with customers to promote their business on the Company’s gaining platform GAMEE. Revenue is recognised at a point in time (i.e., upon completion of campaign) because this is when the customer benefits from the Company’s advertising service.

Sales income

Revenue from sales is recognised at the point in time when control of the good is transferred to the customer, generally on confirmation of blockchain, occurrence of subsequent sale or delivery of goods.

Note 3. Summary of Material Accounting Policies (cont’d)

(i)        Revenue recognition (cont’d)

(ii) Other revenue and income

Interest income

Interest income is recognised on an accrual basis using the effective interest method.

Note 4. Significant accounting judgements, estimates and assumptions

The preparation of the financial statements in conformity with IAS and IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the reporting dates. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.

Judgements

In the process of applying the Company’s accounting policies, the directors are of the opinion which there are no instances of application of judgements that are expected to have a significant effect on the amounts recognised in the financial statements.

Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period are set out below:

Useful life of intangible assets

The determination of the useful life of intangible assets requires management judgement as to whether the asset has a finite or indefinite useful life. In making this assessment, the Company considers factors including expected usage of the asset, technological and commercial obsolescence, industry trends, and the ability of the asset to generate future economic benefits. Intangible assets assessed as having an indefinite useful life are not amortised but are tested annually for impairment.

Note 4. Significant accounting judgements, estimates and assumptions (Cont’d)

Key sources of estimation uncertainty (cont’d)

Impairment of intangible assets

Impairment is measured by comparing the carrying amount of an asset with its recoverable amount. The recoverable amount is measured at the higher of the fair value less cost to sell for that asset and its value-in-use. The value-in-use is the net present value of the projected cash flow derived from that asset discounted at an appropriate discount rate. Changes to any of these assumptions would affect the amount of impairment.

Note 5: Intangible Asset

Intellectual property USD
Cost/Net carrying amount
At 1 January 2023/31 December 2023/31 December 2024/31 December 2025	2,704,992

Right-of-use of intellectual properties were acquired from a fellow subsidiary, Gamee Mobile s.r.o., on 1 February 2021. The Company acquired the GAMEE Project (“GAMEE”), which was developed by the fellow subsidiary, together with related trademarks and associated platform intellectual property.

The acquired right-of-use of intellectual property has been assessed by the Directors as having an indefinite useful life. In making this assessment, the Directors considered that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows, taking into account the continued commercial viability and development of the blockchain-based gaming and digital engagement sector, as well as the platform-based nature of the GAMEE ecosystem which allows for continuous enhancement, expansion, and deployment of new gaming content without requiring replacement of the underlying infrastructure. The Directors further considered the Company’s established and expanding user base and strategic affiliation within the Animoca Brands Limited and its subsidiaries, which supports sustained engagement and monetisation through a recurring advertising-based revenue model operating across multiple digital platforms. In addition, the platform continues to be actively maintained and enhanced in accordance with its published development roadmap, supporting ongoing technological evolution rather than replacement of the core system. The Directors also noted that the underlying blockchain infrastructure supporting the platform is continuously evolving and does not, in itself, impose a finite operational life on the intellectual property.

The recoverable amounts of the intellectual property at the end of the financial year is determined from value in use calculations by discounting the future cash flows generated from the continuing use of the cash generating unit (“CGU”).

Note 5: Intangible Asset (Cont’d)

The key assumptions for the value in use calculations are those regarding the discount rates and growth rates during the period. Management estimates discount rates that reflect the current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on past results and budgets done by management.

The Company prepares cash flow forecasts derived from the most recent financial forecasts approved by management for the next five (5) years. The rate used to discount the forecast cash flows is 6%.

As at 31 December 2025, any reasonably possible change to the key assumptions applied is not likely to cause the recoverable amounts to be below the carrying amounts of the respective CGUs. Having considered the above, the management is of the view that there is no impairment of intellectual property as at 31 December 2025.

Note 6: Trade Receivables

	31 December 2025 USD	31 December 2024 USD	31 December 2023 USD
Trade receivables	89,058	124,817	3,695
Less: Allowance for impairment losses	(77,138)	-	-
	11,920	124,817	3,695

Trade receivables are generally on 30 days term (2024: 30 days; 2023: 30 days). They are recognised at their original invoice amounts which represent their fair values on initial recognition. Other credit terms are approved on a case-by-case basis.

Movements in the impairment loss on trade receivables during the financial year are as follows:

	31 December 2025 USD	31 December 2024 USD	31 December 2023 USD

At beginning of the financial year	-	-	-
Impairment losses recognised	77,138	-	-
At end of the financial year	77,138	-	-

Note 6: Trade Receivables (Cont’d)

The aged analysis of trade receivables as at the end of the reporting period:

31 December 2025	Gross amount USD	Loss allowance USD	Net amount USD
Not past due
Current	11,920	-	11,920
Individually impaired	77,138	(77,138)	-
	89,058	(77,138)	11,920
31 December 2024
Not past due
Current	7,817	-	7,817
Past due
More than 90 days	117,000	-	117,000
	124,817	-	124,817
31 December 2023
Not past due
Current	3,695	-	3,695

The Company determines that a trade receivable is credit-impaired when the customer is experiencing significant financial difficulty and has defaulted in payments. Unless otherwise demonstrated, the Company generally considers a default to have occurred when the trade receivable is more than 120 days past due. The gross carrying amount of a credit-impaired trade receivable is directly written off when there is no reasonable expectation of recovery. This normally occurs when there is reasonable proof of customer insolvency.

The average credit loss rates were based on the payment profile of revenue over a period of 12 months and the corresponding historical credit losses experienced during the period. The rates were adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

Trade receivables that are past due but not impaired are relate to a number of independent customers for whom there is no recent history of default.

Note 7: Other Receivables

The carrying amounts of other receivables approximated to their fair value as at 31 December 2025, 2024 and 2023. The expected credit losses as at 31 December 2025, 2024 and 2023 were considered to be minimal.

Note 8: Cash and Bank Balances

Cash and bank balances are placed with reputable financial institutions with low credit risk. Accordingly, their expected credit losses are not considered to be material and hence, have not been recognised.

Note 9: Amount Due From/(To) Related Companies

		31 December 2025 USD	31 December 2024 USD	31 December 2023 USD
Due from a related company	(a)	-	26,171	15,000
Due to a related company	(a)	(382,543)	(21,971)	(290,941)
Due to immediate holding company	(a)	(5,793,652)	(7,974,475)	(7,078,100)
Loan from a related company	(b)	(2,904,421)	(2,863,846)	(2,823,271)

(a)	The balances with related companies and immediate holding company are unsecured, interest-free and repayable on demand.

(b)	Loan from a related company is unsecured and matures on 1 February 2026. The interest rate (per annum) of the loan is 1.5% (2024: 1.5%; 2023: 1.5%).

Note 10: Revenue

	31 December 2025 USD	31 December 2024 USD	31 December 2023 USD
At point in time
Revenue from contracts with customers
- Advertising income	3,154,427	2,895,878	1,485,749
- Sale income	40,712	287,142	330,854
	3,195,139	3,183,020	1,816,603

The timing of revenue recognition is at a point in time when the goods are delivered and accepted by customers.

Note 11: Other Income

	31 December 2025 USD	31 December 2024 USD	31 December 2023 USD
Bank interest income	73	63	70
Service income from a fellow subsidiary	29,032	63,245	35,453
Other income	-	26	-
	29,105	63,334	35,523

Note 12: Loss Before Taxation

	31 December 2025 USD	31 December 2024 USD	31 December 2023 USD
Service fees to a fellow subsidiary	3,437,141	3,051,379	3,339,495
Auditor’s remuneration	45,729	12,237	12,208
Impairment loss on trade receivables	77,138	-	-

Note 13: Finance Costs

	31 December 2025 USD	31 December 2024 USD	31 December 2023 USD
Interest on loan from a fellow subsidiary	40,575	40,575	40,575

Note 14: Taxation

No provision for Hong Kong profits tax has been made as the Company did not generate any assessable profits arising in Hong Kong during the year (2024: Nil; 2023: Nil).

A reconciliation of the tax expense applicable to loss before tax at the statutory rate to the tax expense at the effective tax rate is as follows:

	31 December 2025 USD	31 December 2024 USD	31 December 2023 USD
Loss before taxation	(1,677,583)	(440,157)	(2,060,158)
Tax at statutory tax rate of 16.5%	(276,801)	(72,626)	(339,926)
Income not subject to tax	(12)	(10)	(12)
Tax losses not recognised	276,813	72,636	339,938

The Company has tax losses arising in Hong Kong of USD 6,190,828 (2024: USD4,513,172; 2023: USD4,072,952) that are available indefinitely for offsetting against its future taxable profits. Deferred tax assets have not been recognised in respect of these losses as the Company has been loss-making for some time and it is not considered probable that taxable profits will be available against which the tax losses can be utilised.

Note 15: Related Party Disclosures

For the purposes of these financial statements, parties are considered to be related to the Company if the Company has the ability, directly or indirectly, to control or joint control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control. Related parties may be individuals or other entities.

Related parties also include key management personnel defined as those persons having authority and responsibility for planning, directing and controlling the activities of the Company either directly or indirectly. The key management personnel comprise the Director and management personnel of the Company, having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly.

Note 15: Related Party Disclosures (Cont’d)

Significant related party transactions

Related party transactions have been entered into in the normal course of business under negotiated terms. In addition to the related party balances disclosed elsewhere in the financial statements, the significant related party transactions between the Company and a related party are as follows:

	31 December 2025 USD	31 December 2024 USD	31 December 2023 USD
Service income from a related company	29,032	63,245	35,453
Service fees to a related company	(3,437,141)	(3,051,379)	(3,339,495)
Interest expenses to a related company	(40,575)	(40,575)	(40,575)
Service recharge to immediate holding company	(61,919)	-	-

Note 16: Financial Instruments

(a)    Classification of financial instruments

Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. The principal accounting policies in Note 3 describe how the classes of financial instruments are measured, and how income and expense, including fair value gains and losses, are recognised.

The following table analyses the financial assets and liabilities in the statement of financial position by the class of financial instruments to which they are assigned, and therefore by the measurement basis:

At amortised cost	31 December 2025 USD	31 December 2024 USD	31 December 2023 USD
Financial assets
Amount due from a related company	-	26,171	15,000
Trade receivables	11,920	124,817	3,695
Other receivables	-	3,311,851	3,311,851
Cash and bank balances	165,525	127,424	27,669
	177,445	3,590,263	3,358,215
Financial liabilities
Amount due to immediate holding company	5,793,652	7,974,475	7,078,100
Amount due to a related company	382,543	21,971	290,941
Loan from a related company	2,904,421	2,863,846	2,823,271
Other payables and accruals	68,886	24,445	20,220
	9,149,502	10,884,737	10,212,532

(b)     Financial risk management objectives and policies

The Company standardised financial risk management policy is to ensure that adequate financial resources are available for the development of the Company whilst managing its financial risks, including credit risk, liquidity risk, foreign currency risk and interest risk. The Company operates within clearly defined guidelines that are approved by the Board and the Parent’s policy is not to engage in speculative transactions.

Note 16: Financial Instruments (cont’d)

(b) Financial risk management objectives and policies (cont’d)

The following sections provide details regarding the Company’s exposure to the abovementioned financial risks and the objective, policies and processes for the management of these risks.

(i)     Credit risk

Financial assets that are primarily exposed to credit risks are receivables, inter-company balances and cash and bank balances.

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk arises principally from the inability of its customers to make payments when due.

The carrying amounts of the financial assets recorded on the statement of financial position at the end of the reporting period represent the Company’s maximum exposure to credit risk.

(ii)    Liquidity risk

Liquidity risk refers to the risk that the Company will encounter difficulty in meeting its financial obligations as they fall due. The Company’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities.

The Company’s funding requirements and liquidity risk are managed with the objective of meeting business obligations on a timely basis. The Company finances its liquidity through internally generated cash flows and minimises liquidity risk by keeping committed credit lines available.

Note 16: Financial Instruments (cont’d)

(b) Financial risk management objectives and policies (cont’d)

(ii) Liquidity risk (cont’d)

Analysis of financial instruments by remaining contractual maturities

The table below summarises the maturity profile of the Company’s financial liabilities at the end of the reporting period based on undiscounted contractual payments:

31 December 2025	Total carrying amount USD	On demand or within 1 year USD	2 to 5 years USD	More than 5 years USD	Total undiscounted cash flow USD
Amount due to immediate holding company	5,793,652	5,793,652	-	-	5,793,652
Amount due to a related company	382,543	382,543	-	-	382,543
Loan from a related company	2,904,421	2,907,867	-	-	2,907,867
Other payables and accruals	68,886	68,886	-	-	68,886
	9,149,502	9,152,948	-	-	9,152,948
31 December 2024
Amount due to immediate holding company	7,974,475	7,974,475	-	-	7,974,475
Amount due to a related company	21,971	21,971	-	-	21,971
Loan from a related company	2,863,846	-	2,907,867	-	2,907,867
Other payables and accruals	24,445	24,445	-	-	24,445
	10,884,737	8,020,891	2,907,867	-	10,928,758

Note 16: Financial Instruments (cont’d)

(b) Financial risk management objectives and policies (cont’d)

(ii) Liquidity risk (cont’d)

Analysis of financial instruments by remaining contractual maturities (cont’d)

The table below summarises the maturity profile of the Company’s financial liabilities at the end of the reporting period based on undiscounted contractual payments: (cont’d)

31 December 2023	Total carrying amount USD	On demand or within 1 year USD	2 to 5 years USD	More than 5 years USD	Total undiscounted cash flow USD
Amount due to immediate holding company	7,078,100	7,078,100	-	-	7,078,100
Amount due to a related company	290,941	290,941	-	-	290,941
Loan from a related company	2,823,271	-	2,907,867	-	2,907,867
Other payables and accruals	20,220	20,220	-	-	20,220
	10,212,532	7,389,261	2,907,867	-	10,297,128

Note 16: Financial Instruments (cont’d)

(b) Financial risk management objectives and policies (cont’d)

(iii) Interest rate risk

The Company’s exposure to interest rate risk arises mainly from interest-bearing financial instruments, namely a loan from a related company. These instruments bear interest at fixed rates and, accordingly, the Company is not exposed to significant cash flow interest rate risk.

As the Company does not account for its fixed rate financial instruments at fair value through profit or loss, any change in interest rates at the end of the reporting period would not affect its profit or loss (and equity). No disclosure of sensitivity analysis is presented as there is no floating rate instrument outstanding as at end of the financial year.

(c)	Fair values of financial instruments

The carrying amounts of short-term receivables and payables and cash and cash equivalents approximate their fair value due to the relatively short-term nature of these financial instruments and insignificant impact of discounting.

(i)      Policy on transfer between levels

The fair value of an asset to be transferred between levels is determined as of the date of the event or change in circumstances that caused the transfer. There were no transfers between levels during current and previous financial period.

(ii)    Level I fair value

Level I fair value is derived from quoted prices (unadjusted) m active markets for identical assets or liabilities.

(iii)   Level 2 fair value

Level 2 fair value is estimated using inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

(iv)   Level 3 fair value

Level 3 fair values for the financial assets and liabilities are estimated using unobservable inputs.

Note 17: Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholder and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the amounts of dividends paid to shareholder, return capital to shareholder, issue new shares or sell assets to reduce debt. The combining entities are not subject to any externally imposed capital requirements.

There were no changes in the Company’s approach to capital management during the financial year.

Note 18: Event After the Reporting Period

(i)	On 20 January 2026, the Company acquired 100% interest in Gamee Limited, a fellow subsidiary as at 31 December 2025, from the immediate holding company Animoca Brands Limited at a total consideration of EUR 4,505,000.

(ii)	On 19 March 2026, the Company and AlphaTON Capital Corp, a specialized digital asset treasury company focused on building a strategic TON reserve and public markets access to the high-growth Telegram ecosystem executed a Sale and Purchase Agreement. Under the terms and conditions set out in the Sale and Purchase Agreement, AlphaTon Capital Corp will acquire a 60% equity interest in the Company and 51% of the GAMEE (GMEE) and Watcoin (WAT) tokens held in the Company’s treasury.

Note 19: Date of Authorisation for Issue

The financial statements of the Company for the year ended 31 December 2025, 31 December 2024 and 31 December 2023 were authorised for issuance by the Board of Directors on 15 May 2026, in accordance with the Statement by Directors.